UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Summit Global Logistics, Inc.
                                (Name of Issuer)

               Common Stock, $0.001 par value per share & Warrants
                         (Title of Class of Securities)

                                    86606R107
                                 (CUSIP Number)

                          Summit Global Logistics, Inc.
                                  547 Boulevard
                          Kenilworth, New Jersey 07033
                                 (908) 497-0280
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to:

                             Raymer McQuiston, Esq.
                        Brown Rudnick Berlack Israels LLP
                         Seven Times Square, 46th Floor
                               New York, NY 10036
                                 (212) 209-4800

                                 April 29, 2007
                                ---------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Robert A. Agresti
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
       WITH(1)               274,561
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,909,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.11%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------



-------------------
(1) All references to numbers of shares and share or exercise prices in this Form 13D are presented after giving effect to our one-for-11.2261585365 reverse stock split effected in February 2007.

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Robert Lee
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
      WITH(1)                309,875
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,909,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.11
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Robert Wu
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, OO
--------------------------------------------------------------------------------
5 |_| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
      WITH(1)                309,875
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,909,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Protex Limited Holdings
      Business Registration No.: 37135905-000
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
--------------------------------------------------------------------------------
5 |_| HECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
      WITH(1)                450,000
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,909,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.11%
--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Han Huy Ling
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Hong Kong
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                1,000
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
      WITH(1)                1,000
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,909,993
      1,000 (individually)
      Total: 2,910,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.13%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      FMI, Inc.
      IRS No.:  22-3692923
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
      WITH(1)                1,105,840
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
 \------------------------------------------------------------------------------
                        8    SHARED VOTING POWER
                             2,909,993
--------------------------------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER
                             1,105,840
--------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,909,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gregory DeSaye
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
      WITH(1)                43,750
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             1,105,840
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,909,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Michael DeSaye
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
      WITH(1)                43,750
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             1,105,840
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,909,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Robert O'Neill
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
      WITH(1)                43,750
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             1,105,840
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,909,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Christopher Dombalis
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
      WITH(1)                225,897
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,909,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP No.  86606R107

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Peter Stone
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) (X)
                                                                      (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
      NONE
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER
       SHARES                0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8    SHARED VOTING POWER
        EACH                 2,909,993
     REPORTING          --------------------------------------------------------
       PERSON           9    SOLE DISPOSITIVE POWER
      WITH(1)                102,695
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,909,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      No

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Company: Summit Global Logistics, Inc.                   CUSIP Number: 86606R107

        This Amendment No. 1 amends the Statement on Schedule 13D, dated November 20, 2006, (the "Statement on Schedule 13D), relates to the common stock, par value $0.001 per share ("Common Stock") and warrants to purchase Common Stock of Summit Global Logistics, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 547 Boulevard, Kenilworth, New Jersey 07033.

INTRODUCTION(2)

        On April 29, 2007, the following persons who are party to a voting agreement dated as of November 8, 2006(the "Voting Agreement"), amended the voting agreement (the "Voting Agreement Amendment") (such Voting Agreement Amendment is attached hereto as Exhibit 8): Robert Lee, Robert Wu, Protex Holdings Limited, Han Huy Ling as the sole stockholder and director of Protex Holding Limited, Robert Agresti, Christopher Dombalis, Michael DeSaye, Gregory DeSaye, Robert O'Neill, FMI, Inc. and Peter Stone (collectively, "Reporting Persons").

Items 3, 4, 5, 6 and 7 of the Statement on Schedule 13D are hereby amended as follows:

----------
(2) All references to numbers of shares and share or exercise prices in this Form 13D are presented after giving effect to our one-for-11.2261585365 reverse stock split effected in February 2007.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Robert Agresti, Peter Stone and Christopher Dombalis

        Messrs. Agresti, Stone and Dombalis acquired 270,186 shares, 100,070 shares, and 212,772 shares, respectively, of the Company's Common Stock in exchange for all of their shares of Maritime Logistics US Holdings Inc.'s ("Maritime") in connection with the merger of Maritime into a newly formed, wholly-owned subsidiary of the Company pursuant to an agreement and plan of merger. The agreement and plan of merger, which was entered into on November 8, 2006, provided that each share of common stock of Maritime be converted into approximately 16.3 shares of Common Stock of the Company.

        Mr. Agresti also acquired 2,500 shares of Common Stock issued in the Common Stock financing (the "Common Stock Financing") on November 8, 2006, and 1,875 shares of issuable upon the exercise of warrants issued in the Common Stock Financing. Mr. Stone also acquired 1,500 shares of Common Stock issued in the Common Stock Financing , and 1,125 shares of issuable upon the exercise of warrants issued in the Common Stock Financing. Mr. Dombalis also acquired 7,500 shares of Common Stock issued in the Common Stock Financing, and 5,625 shares of issuable upon the exercise of warrants issued in the Common Stock Financing. The source of funds for the purchases of Common Stock issued in the Common Stock Financing by Messrs. Agresti, Stone and Dombalis was their respective personal funds.

Michael DeSaye, Gregory DeSaye and Robert O'Neill

        Messrs. Michael DeSaye, Gregory DeSaye, and O'Neill indirectly through their respective ownership of FMI, Inc., acquired 188,960, 83,142, and 139,830 shares, respectively, of the Company's Common Stock in exchange for all of the equity interests in FMI Holdco I LLC held by FMI, Inc. in connection with the Company's acquisition of FMI Holdco I LLC on November 8, 2006. The value of the Company's Common Stock in connection with the acquisition was $10.00 per share. The Company's Board of Directors made a good faith determination that this was the fair market value of the Company's shares of Common Stock based, in part, on the fact that the Company, in an offering which was consummated immediately prior to the acquisition, sold units consisting of 100 shares of Common Stock and warrants to acquire 75 shares of Common Stock for $1,000 per Unit and that the per share exercise price for the warrants was set at $10.00.

        Mr. Michael DeSaye also acquired 25,000 shares of Common Stock issued in the Common Stock Financing, and 18,750 shares of issuable upon the exercise of warrants issued in the Common Stock Financing. Mr. Gregory DeSaye also acquired 25,000 shares of Common Stock issued in the Common Stock Financing, and 18,750 shares of issuable upon the exercise of warrants issued in the Common Stock Financing. Mr. O'Neill also acquired 25,000 shares of Common Stock issued in the Common Stock Financing, and 18,750 shares of issuable upon the exercise of warrants issued in the Common Stock Financing. The source of funds for the purchases of Common Stock issued in the Common Stock Financing by Messrs. Michael DeSaye, Gregory DeSaye, and O'Neill was their respective personal funds.

Protex Holdings Limited and Han Huy Ling

        Protex Holdings Limited, acquired 450,000 shares of Common Stock in exchange for the stock of SeaMaster Logistics (Holding) Limited held by Protex Holdings Limited. Ms. Ling, as the sole stockholder of Protex Holdings Limited is the deemed beneficial owner of the shares held by Protex Holdings Limited. Ms. Ling also acquired 1,000 shares of Company's Common Stock in exchange for her shares of stock of SeaMaster Logistics (Holding) Limited.

Robert Wu and Robert Lee

        Mr. Wu and Mr. Lee acquired 274,000 shares each of Common Stock in exchange for the assets and stock of the TUG Logistics group of companies which were acquired by the Company on November 8, 2006.

        Mr. Wu and Mr. Lee also acquired 20,500 shares each of Common Stock issued in the Common Stock Financing, and 15,375 shares each of issuable upon the exercise of warrants issued in the Common Stock Financing. The source of funds for the purchases of Common Stock issued in the Common Stock Financing by Messrs. Wu and Lee was their respective personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

        On November 8, 2006, the Reporting Persons entered into the Voting Agreement. In the Voting Agreement each of the Reporting Persons agreed to use their commercially reasonable efforts to cause the Company to nominate each of
Messrs: Robert A. Agresti, Gregory DeSaye, Terrence MacAvery, and Raymer Mcquiston for election as directors at any of the Company's applicable shareholder's meetings. On November 8, 2006, the Reporting Persons entered into the Voting Agreement. Pursuant to the Voting Agreement Amendment, the Reporting Persons replaced Raymer McQuiston with Robert O'Neill. Pursuant to the Voting Agreement Amendment each of the Reporting Persons agreed to use their commercially reasonable efforts to cause the Company to nominate each of Messrs:
Robert A. Agresti, Gregory DeSaye, Terrence MacAvery, and Robert O'Neill for election as directors at any of the Company's applicable shareholder's meetings. The Voting Agreement Amendment is described in more detail in the Company's current report on Form 8-K filed on May 2, 2007 and the Company's Schedule 14A filed on May 2, 2007.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

The Reporting Persons subject to the Voting Agreement Amendment may be deemed to beneficially own, in the aggregate, 2,909,993 shares, representing approximately 37.11% of the Company's outstanding shares. The individually owned aggregate amount of each Reporting Person is described in Section (b) of Item 5.

(b)

Each Reporting Person has the shared power to vote the securities described in Section (a) of this Item 5. Each Reporting Person has the sole voting and dispositive power with respect to the following shares:

Robert A. Agresti: 274,561 shares, directly representing 3.61% of the Company's outstanding shares.

Robert Lee: 309,875 shares, directly representing 4.07% of the Company's outstanding shares.

Robert Wu: 309,875 shares, directly representing 4.07% of the Company's outstanding shares.

Han Huy Ling: 451,000 shares, representing 5.94% of the Company's outstanding shares (450,000 of which are held through Protex Holdings Limited). Ms. Ling is the sole shareholder of Protex Holdings Limited and has sole power to vote or direct the vote of Protex Holdings Limited shares.

FMI, Inc.: 1,105,840 shares, directly representing 14.28% of the Company's outstanding shares. Mr. Michael DeSaye is the 25% holder of FMI, Inc., Mr. Gregory DeSaye is a 11% holder of FMI, Inc. and Mr. Robert O'Neill is a 18.5% holder of FMI, Inc. and these three shareholders collectively control FMI, Inc. Gregory DeSaye: 43,750 shares, directly representing 0.57% of the Company's outstanding shares.

Michael DeSaye: 43,750 shares, directly representing 0.57% of the Company's outstanding shares.

Robert O'Neill: 43,750 shares, directly representing 0.57% of the Company's outstanding shares.

Christopher Dombalis: 225,897 shares, directly representing 2.97% of the Company's outstanding shares.

Peter Stone: 102,695 shares, directly representing 1.35% of the Company's outstanding shares.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The response to Item 4 and the Exhibit to this Schedule 13D are hereby incorporated by reference herein.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Exhibit 1. Joint Filing Agreement, dated as of November 20, 2006 by and among the Reporting Persons, previously filed as Exhibit 1 on the Schedule 13D filed on November 20, 2006 and incorporated by reference herein.

Exhibit 2. Voting Agreement dated as of November 8, 2006 by and between Maritime Logistics US Holdings Inc. and the holders of the common stock of Maritime Logistics US Holdings Inc., certain members and employees of the parent companies of FMI Holdco I, LLC, the principal holders of the common stock of the TUG group of logistic companies, and the holder of the issued shares in the capital of Sea Master Logistics (Holding) Limited, filed as Exhibit No. 4.12 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 3. Agreement and Plan of Merger, dated as of November 8, 2006, by and among Aerobic Creations, Inc., Aerobic Merger Sub Inc., and Maritime Logistics US Holdings Inc., filed as Exhibit No. 2.1 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 4. Sale and Purchase Agreement by and among Maritime Logistics US Holdings Inc. and Protex Holdings Limited and Sea Master Logistics (Holding) Limited, dated as of September 28, 2006, filed as Exhibit No. 10.14 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 5. Asset/Stock Purchase Agreement by and among Dolphin US Logistics, Inc. and TUG Logistics, Inc., Glare Logistics Inc., and TUG Logistics (Miami), Inc. and Clare Freight, Los Angeles, Inc., and TUG New York, Inc. and Robert Lee, and Robert Wu and Wang Dong, Di Wang and Han Huy Ling, dated as of October 2, 2006, filed as Exhibit No. 10.15 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 6. Equity Purchase Agreement between the parties set forth therein and Maritime Logistics US Holdings Inc., dated October 23, 2006, filed as Exhibit No. 10.15 on the Form 8-K filed on November 13, 2006 and incorporated by reference herein.

Exhibit 7. Joint Filing Agreement, dated as of May 9, 2007 by and among the Reporting Persons.

Exhibit 8. Voting Agreement Amendment dated as of April 29, 2007 by and between Maritime Logistics US Holdings Inc. and the holders of the common stock of Maritime Logistics US Holdings Inc., certain members and employees of the parent companies of FMI Holdco I, LLC, the principal holders of the common stock of the TUG group of logistic companies, and the holder of the issued shares in the capital of Sea Master Logistics (Holding) Limited.

                                    SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2007

        /s/ ROBERT AGRESTI
        ------------------
        Robert Agresti

        /s/ CHRISTOPHER DOMBALIS
        ------------------------
        Christopher Dombalis

        /s/ MICHAEL DESAYE
        ------------------
        Michael DeSaye

        /s/ ROBERT LEE
        --------------
        Robert Lee

        /s/ GREGORY DESAYE
        ------------------
        Gregory DeSaye

        /s/ ROBERT O'NEILL
        ------------------
        Robert O'Neill

        /s/ PETER STONE
        ---------------
        Peter Stone

        /s/ ROBERT WU
        -------------
        Robert Wu

        FMI, Inc.



        By: /s/ GREGORY DESAYE
            ------------------
        Name: Gregory DeSaye
        Title:   Director

        Protex Holdings Limited


        By: /s/ HAN HUY LING
            ----------------
        Name: Han Huy Ling
        Title:   Director



         /s/ HAN HUY LING
         ----------------
         Han Huy Ling

                                    EXHIBIT 7

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them of a Schedule 13D (including any amendments thereto, the "Schedule 13D") with respect to the common stock of Aerobic Creations, Inc. (the "Common Stock") and Warrants to Purchase the Common Stock. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13D on his or its behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: May 9, 2007

         /s/ Robert Agresti
         ------------------
         Robert Agresti

        /s/ Christopher Dombalis
        ------------------------
        Christopher Dombalis

        /s/ Michael Desaye
        ------------------
        Michael DeSaye

        /s/ Robert Lee
        --------------
        Robert Lee

        /s/ Gregory Desaye
        ------------------
        Gregory DeSaye

        /s/ Robert O'Neill
        ------------------
        Robert O'Neill

        /s/ Peter Stone
        ---------------
        Peter Stone

        /s/ Robert Wu
        -------------
        Robert Wu

        FMI, Inc.


        By: /s/ Gregory Desaye
            ------------------
        Name: Gregory DeSaye
        Title:   Director

        Protex Holdings Limited


        By: /s/ HAN HUY LING
            ----------------
        Name: Han Huy Ling
        Title:   Director



        /s/ Han Huy Ling
        ----------------
        Han Huy Ling

                                    EXHIBIT 8

                           VOTING AGREEMENT AMENDMENT

         THIS AGREEMENT, dated April 29, 2007, hereby amends the Voting Agreement dated as of November 8, 2006 made by and among MARITIME LOGSITICS US HOLDINGS INC., a Delaware corporation (hereinafter, the "Corporation"), and all as set forth on Exhibit A thereto (the "Shareholders") (the "Voting Agreement").

                              W I T N E S S E T H:

         WHEREAS, the Corporation merged into a subsidiary of a Summit Global Logistics, Inc. ("Parent"), and that upon the consummation of the merger (the "Merger") the shares of the Corporation were exchanged for shares of Parent;

         WHEREAS, the Shareholders are now holders of shares of common stock of Parent;

         WHEREAS, pursuant to the Voting Agreement the parties hereto have agreed to vote their Shares (as defined therein) as set forth therein;

         WHEREAS, the Shareholders agree to amend the Voting Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth, the parties hereto agree as follows:

Section 1 and Section 2 of the Voting Agreement shall be deleted in their entirety and restated as follows:

     1. VOTING RIGHTS.

     This Agreement represents the agreement of the parties hereto with respect to the voting of the shares of Parent common stock to be issued in the Merger and Acquisitions and any other capital stock now or hereinafter acquired by them (subject to adjustment for any stock splits, stock dividends, recapitalizations or similar events, the "Shares"). The Shareholders shall be entitled to the number of votes equal to the number of Shares legally and beneficially owned by such Shareholder, as adjusted from time-to-time and shall have voting rights on all matters which are subject to the vote of the holders of Parent common stock; provided, however, the parties hereto hereby agree that they will not vote to approve a transaction listed below recommended by the Board of Directors of Parent, unless approved by the holders of Seventy-Five Percent (75%) of the Shares then held by the Shareholders, which approval shall not be unreasonably withheld or delayed:

     (a) any increase in the authorized number of shares of the Parent common stock;

     (b) any amendment, modification or change to the Certificate of Incorporation or By-Laws of Parent.

     The Board of Directors of Parent shall initially consist of seven (7) members. Unless otherwise agreed by the holders of Seventy-Five Percent (75%) of the Shares then held by the Shareholders (excluding any person in the event of death or incapacity), the Shareholders shall use commercially reasonable efforts to cause the Parent (i) to continue to fix the number of the Board of Directors at seven (7) members, and (ii) to nominate each of: Messrs: Robert Agresti, Gregory DeSaye, Terrance MacAvery, and Robert O'Neill for election as directors of the Parent at any annual or special stockholder's meeting of the Parent. The Shareholders further agree to vote all of their Shares to elect each such person as a director of the Parent. This Agreement, assumes that the Parent has effectuated its reverse stock split as contemplated by the terms and conditions of the definitive agreements to consummate the Acquisitions. Unless and until such split is effectuated, the number of Shares subject to this Agreement shall be the actual number of shares issued (or deemed issued) to the Shareholders.

     2.  QUALIFIED SUCCESSOR

     If there is a vacancy on the Board of Directors occurring between annual meetings as a result of death, incapacity or resignation, or if one or more of the Directors shall decline to stand for election to the Board or Directors or, if he is unable or unwilling to so serve, then the Shareholders shall designate one or more individuals of standing within the business world reasonably comparable to that of such Director (each a "Qualified Successor") as one or more successor director in the following manner. The Shareholders shall select an individual to serve as the Qualified Successor. The selected individual shall be subject to the prior approval of a super-majority of the Shareholders, which consent shall not unreasonably be withheld. A Shareholder's approval of a designated director shall be deemed given if such Shareholder has not responded to a notice by the Chairman of the Board of Directors of the Parent within 30 days of notice to the Shareholder of the identity of the selected individual. Upon selection and approval hereunder, such Qualified Successor shall for all purposes be deemed a Director of the Parent and shall be subject to this Agreement in the event of his/her death, incapacity, resignation or decision not to be a Director.

                [REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

     INWITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written. o

/s/ Robert Agresti
------------------

Robert Agresti

/s/ Christopher Dombalis
------------------------

Christopher Dombalis

/s/ Michael Desaye
------------------

Michael DeSaye

/s/ Robert Lee
--------------

Robert Lee

/s/ Gregory Desaye
------------------

Gregory DeSaye

/s/ Robert O'neill
------------------

Robert O'Neill

/s/ Peter Stone
---------------

Peter Stone

/s/ Robert Wu
-------------

Robert Wu

FMI, Inc.

By: /s/ Gregory Desaye
----------------------

Name: Gregory DeSaye
Title:   Director

Protex Holdings Limited

By: /s/ Han Huy Ling
--------------------

Name: Han Huy Ling
Title:   Director